CM 3/10

SECUR 05036355 ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50591

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NIA Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

66 Route 17
(No. and Street)

Paramus (City) NJ (State) 07652 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Terrence D. Marr 201-845-6600 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anchin, Block & Anchin LLP
(Name – *if individual, state last, first, middle name*)

PROCESSED
MAR 14 2005
THOMSON FINANCIAL

1375 Broadway, (Address) (City) NY (State) 10018 (Zip Code)

SEC MAIL PROCESSING RECEIVED
MAR 1 2005
WASH, D.C. 178 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

21

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Terrence D. Marr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NIA Securities, LLC, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President and CEO

Title

ROSE DRAGOJEVIC
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES FEB. 25, 2007

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of ~~Income (Loss)~~ OPERATIONS
- ☒ (d) Statement of ~~Changes in Financial Condition~~ CASH FLOWS.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 ~~and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3~~
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ABA
Established 1923

Anchin, Block & Anchin LLP
Accountants and Consultants

1375 Broadway
New York, New York 10018
(212) 840-3456
FAX (212) 840-7066

INDEPENDENT AUDITORS' REPORT

TO THE MEMBER AND DIRECTORS OF
NIA SECURITIES, LLC:

We have audited the accompanying statement of financial condition of NIA Securities, LLC as of December 31, 2004 and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NIA Securities, LLC at December 31, 2004 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Anchin, Block & Anchin LLP
Anchin, Block & Anchin LLP

New York, New York
February 1, 2005

NIA SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

ASSETS

Cash	$ 64,050
Commissions receivable	66,664
Receivable from brokers and dealers	18,733
Deposit with clearing broker	100,000
Other	25,567
TOTAL ASSETS	**$ 275,014**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 113,872
MEMBER'S EQUITY	161,142
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$ 275,014**

See the accompanying Notes to the Financial Statements.

NIA SECURITIES, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2004

REVENUES		**$ 1,295,788**
EXPENSES:		
Commissions	$ 947,062	
Clearance charges and regulatory fees	75,103	
Salaries and payroll taxes	102,708	
Overhead expenses	135,000	
Other	23,536	
Total Expenses		**1,283,409**
INCOME FROM OPERATIONS		**12,379**
OTHER INCOME (LOSS):		
Unrealized loss on warrants		**(19,181)**
NET LOSS		**$ (6,802)**

See the accompanying Notes to the Financial Statements.

NIA SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2004

Member's Equity, January 1, 2004	$ 209,031
Distribution	(41,087)
Net loss	(6,802)
Member's Equity, December 31, 2004	$ 161,142

See the accompanying Notes to the Financial Statements.

NIA SECURITIES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss		**$ (6,802)**
Adjustments to reconcile net loss to net cash used in operating activities:		
(Increase) decrease in:		
Commissions receivable	$ (19,684)	
Receivable from brokers and dealers	(17,286)	
Other	1,121	
Increase in:		
Accounts payable and accrued expenses	2,378	
Total adjustments		**(33,471)**
Net Cash Used in Operating Activities		**(40,273)**
CASH FLOWS FROM FINANCING ACTIVITIES:		
Member distribution		**(41,087)**
NET DECREASE IN CASH		**(81,360)**
CASH:		
Beginning of year		**145,410**
End of year		**$ 64,050**

See the accompanying Notes to the Financial Statements.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization:

NIA Securities, LLC (the "Company") was organized in New Jersey on February 3, 1998, as a limited liability company. The Company is wholly owned by NIA Group, LLC ("Parent"). The articles of organization provide for the Company to continue until December 31, 2048 unless dissolved sooner.

Principal Business Activity:

The Company was formed to engage in broker-dealer activities involving the sale of mutual funds, variable annuities and variable insurance products on an agency basis throughout the United States. The Company receives commissions from insurance companies and mutual funds for the sales of their products. The Company is registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers, Inc. (NASD).

Financial Statement Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions Receivable:

The Company's commissions receivable are recorded at amounts billed to customers, and presented on the balance sheet net of the allowance for doubtful accounts, if required. The allowance is determined by a variety of factors, including the age of the receivables, current economic conditions, historical losses and other information management obtains regarding the financial condition of customers. The policy for determining the past due status of receivables is based on how recently payments have been received. Receivables are charged off when they are deemed uncollectible, which may arise when customers file for bankruptcy or are otherwise deemed unable to repay the amounts owed to the Company.

Warrants:

Stock warrants (included in other assets) are valued at market, which approximates fair value.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Income Taxes:

No provision is required for federal and state taxes on the income of the Company. Under the Internal Revenue Code and similar state regulations the Company is treated as a disregarded entity; accordingly, the income of the Company is taxed to the member.

Revenue and Expense Recognition:

Commission income and related expense are recorded on an accrual basis as the transactions occur.

NOTE 2- CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS:

The Company is not required to maintain a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission under Section K(2)ii of the Rule.

NOTE 3 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2004, the Company had net capital of $114,492, which was $106,901 in excess of its required minimum net capital of $7,591. The Company's ratio of aggregate indebtedness to net capital was 0.99 to 1.

NOTE 4 - RELATED PARTY TRANSACTIONS:

During the year the Company had the following transactions with its parent company:

Commission income	$ 141,470
Commission expense	$ 211,551
Overhead expenses	$ 135,000

NOTE 4 - RELATED PARTY TRANSACTIONS (CONTINUED):

The Company has an agreement with the parent company whereby the parent would pay on behalf of the Company primarily all of the overhead and administrative expenses. The parent charges the Company for its share of expenses. A fee of $135,000 was charged for the Company's allocable share of rent, utilities, home office expense, professional fees and employee benefits.

Included in commissions receivable is $21,083 due from the parent and included in accounts payable and accrued expenses is $36,196 due to the parent.

NOTE 5 - PROFIT SHARING PLAN:

The Company participates in an affiliate's 401(k) defined contribution profit sharing plan which covers all eligible employees. The plan provides for a discretionary matching policy which allows the Company to match 30% of employee contributions of up to 6%.

NOTE 6 - CREDIT RISK CONCENTRATION:

The Company maintains accounts in a bank primarily in New Jersey. There was no excess of deposit balances reported by one bank over amounts covered by federal insurance at December 31, 2004.

NOTE 7- SUBSEQUENT EVENT:

The Company entered into a settlement agreement on January 11, 2005 with 2 former employees in connection with a 2004 NASD arbitration filing. The former employees will pay to the Company a total of $80,000 in two equal installments of $40,000, the first of which was received on January 24, 2005 and the second is due on or before January 18, 2006. This income will be recognized in the 2005 financial statements.

ABA
Established 1923

Anchin, Block & Anchin LLP
Accountants and Consultants

1375 Broadway
New York, New York 10018
(212) 840-3456
FAX (212) 840-7066

INDEPENDENT AUDITORS' REPORT

ON

SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

**TO THE MEMBER AND DIRECTORS OF
NIA SECURITIES, LLC:**

We have audited the accompanying financial statements of NIA Securities, LLC as of and for the year ended December 31, 2004 and have issued our report thereon dated February 1, 2005. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Anchin, Block & Anchin LLP
Anchin, Block & Anchin LLP

New York, New York
February 1, 2005

NIA SECURITIES, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 AND RECONCILIATION OF THE COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 INCLUDED IN THE COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5 PART IIA FILING WITH COMPUTATION INCLUDED IN THE REPORT PURSUANT TO RULE 17a-5(d)

AS OF DECEMBER 31, 2004

TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL	$ 161,142
NONALLOWABLE ASSETS	45,731
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	115,411
HAIRCUTS ON SECURITIES	919
NET CAPITAL	114,492
MINIMUM NET CAPITAL REQUIREMENT OF 6 2/3% OF AGGREGATE INDEBTEDNESS OF $113,872 OR $5,000 WHICHEVER IS GREATER	7,591
EXCESS NET CAPITAL	$ 106,901
RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2004)	
NET CAPITAL, AS REPORTED IN COMPANY'S PART II UNAUDITED FOCUS REPORT	$ 90,036
ALLOWABLE ASSETS ERRONEOUSLY REPORTED AS NONALLOWABLE	32,560
INCREASE IN ACCOUNTS PAYABLE AND ACCRUED EXPENSES	(8,104)
DIFFERENCES DUE TO AUDIT ADJUSTMENTS	24,456
NET CAPITAL, PER REPORT PURSUANT TO RULE 17a-5(d)	$ 114,492
TOTAL AGGREGATE INDEBTEDNESS	$ 113,872
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.99 to 1

See Independent Auditors' Report on Supplementary Information.

NIA SECURITIES, LLC

INDEPENDENT AUDITORS' REPORT ON
INTERNAL ACCOUNTING CONTROL

FOR THE YEAR ENDED DECEMBER 31, 2004

ABA
Established 1923

Anchin, Block & Anchin LLP
Accountants and Consultants

1375 Broadway
New York, New York 10018
(212) 840-3456
FAX (212) 840-7066

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL BY SEC RULE 17a-5

BOARD OF DIRECTORS
NIA SECURITIES, LLC:

In planning and performing our audit of the financial statements and supplemental schedule of NIA Securities, LLC (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of NIA Securities, LLC to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Anchin, Block & Anchin LLP

Anchin, Block & Anchin LLP

New York, New York
February 1, 2005